

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Troy Wilson, Ph.D., J.D.
President and Chief Executive Officer
Kura Oncology, Inc.
12730 High Bluff Drive, Suite 400
San Diego, CA 92130

   Re: **Kura Oncology, Inc.**
     Registration Statement on Form S-3
     Filed February 9, 2024
     File No. 333-276995

Dear Troy Wilson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Daniel Crawford at 202-551-7767 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Wade Andrews, Esq.